USA THERAPY, INC.
Xiangdong Road, Shangsong Village, Baoji City, Fufeng County
Shaanxi Province, People's Republic of China 722205

October 22, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549
Attn: Karen J. Garnett

Re:          USA Therapy, Inc.
Preliminary Information Statement on Schedule 14C
Filed September 22, 2010
File No. 001-34771

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated October 15, 2010, addressed to Mr. Yongming Feng, the Chief Executive Officer of USA Therapy, Inc. (the “Company”), with respect to the Company’s above-referenced filings.

We have replied below to the Staff’s comments, numbered to relate to the corresponding comments in your letter.

General

1. We note that on page 11 of your Form 10-K, filed August 6, 2010, your principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are not effective.  We further note that on page 3 of your Form 10-K/A, filed October 12, 2010, you state that the Company’s then-principal executive and financial officer concluded that the Company’s disclosure controls and procedures are effective.  Please provide an explanation for the change in this conclusion.

RESPONSE:

After consulting with prior management, we confirmed that the above-mentioned disclosure previously provided on page 11 of the Form 10-K, filed August 6, 2010, was a typographic error, and that the Company’s disclosure controls and procedures were in fact effective as of June 30, 2010.  Our Form 10-K/A, filed October 12, 2010, therefore clarifies and corrects such inadvertent error.

2. Please confirm that you will ensure that management’s evaluation of disclosure controls and procedures in future periods considers the fact that you failed to include required disclosure in your Form 10-K for the year ended December 31, 2009.

RESPONSE:

In response to Staff’s comments, we hereby undertake to ensure that management’s evaluation of disclosure controls and procedures in future periods shall consider the fact that we failed to include required disclosure in our Form 10-K For the year ended June 30, 2010.

*   *  *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 0917-5471054 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Yongming Feng
Yongming Feng
Chief Executive Officer